UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

THE KEYW HOLDING CORPORATION
(Name of Subject Company)
ATOM ACQUISITION SUB, INC.
(Offeror)
JACOBS ENGINEERING GROUP INC.
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
493723100
(CUSIP Number of Class of Securities)
Kevin C. Berryman
Chief Financial Officer
Jacobs Engineering Group Inc.
1999 Bryan Street, Suite 1200
Dallas, Texas 75201
(214) 583 - 8500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
Christopher Ewan
Amber Meek
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$603,678,825.50	$73,165.88

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 50,201,126 shares of common stock, par value $0.001 per share (the “Shares”), of The KeyW Holding Corporation, a Maryland corporation (“KeyW”), outstanding multiplied by the offer price of $11.25 per Share, (ii) 298,850 Shares issuable pursuant to outstanding KeyW stock options with an exercise price less than the offer price of $11.25 per Share, multiplied by $3.88, which is the offer price of $11.25 per Share minus the weighted average exercise price for such options of $7.37 per Share and (iii) 3,356,144 Shares issuable pursuant to outstanding unvested restricted stock units, long-term incentive shares and performance share units, which is an estimate of the maximum number of restricted stock units expected to vest after May 13, 2019 and prior to the consummation of the offer, multiplied by the offer price of $11.25 per Share. The calculation of the filing fee is based on information provided by KeyW as of May 9, 2019.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.0001212.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$73,165.88	Filing Party:	Jacobs Engineering Group Inc. Atom Acquisition Sub, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	May 13, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Jacobs Engineering Group Inc., a Delaware corporation (“Parent”), and Atom Acquisition Sub, Inc., a Maryland corporation (“Merger Sub”) and a wholly owned indirect subsidiary of Parent, with the Securities and Exchange Commission on May 13, 2019 (together with any subsequent amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the tender offer by Merger Sub for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of The KeyW Holding Corporation, a Maryland corporation (“KeyW”), at a price of $11.25 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated May 13, 2019 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment. This Amendment is being filed to reflect certain updates as reflected below.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 2. Subject Company Information.

Regulation M-A Item 1002

Item 2 of the Schedule TO is hereby amended and supplemented by deleting subsection (a) — “Name and Address” and replacing such subsection with the following:

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

The KeyW Holding Corporation
7740 Milestone Parkway, Suite 400
Hanover, Maryland 21076
(443) 733-1600

Item 11. Additional Information.

Regulation M-A Item 1011

The information set forth in the Offer to Purchase under Section 16 — “Certain Legal Matters; Regulatory Approvals” and Item 11 of the Schedule TO are hereby amended and supplemented by adding the paragraph below to Section 16 — “Certain Legal Matters; Regulatory Approvals” which begins on page 43 of the Offer to Purchase:

“Legal Proceedings Relating to the Tender Offer. On May 17, 2019 and May 20, 2019, Earl M. Wheby, Jr. and Shiva Stein, respectively, two purported stockholders of KeyW, filed putative class action lawsuits in the United States District Court for the District of Maryland respectively captioned Earl M. Wheby Jr., et. al v. The KeyW Holding Corporation, et. al, Case No. 1:19-cv-01459-CCB (the “Wheby Action”) and Shiva Stein, et. al v. The KeyW Holding Corporation, et. al, Case No. 1:19-cv-01472-ELH (the “Stein Action”), and on May 21, 2019, Lawrence Clairmont, a purported stockholder of KeyW, filed a putative class action lawsuit in the United States District Court for the Southern District of New York captioned Lawrence Clairmont v. The KeyW Holding Corporation, et. al, Case No. 1:19-cv-04695 (the “Clairmont Action”).  Each of the actions name KeyW and the members of its board of directors as defendants, and the Wheby Action and Stein Action also name Parent and Merger Sub as defendants. Each of the actions allege, among other things, that KeyW and its board of directors violated Sections 14(e) and 14(d)(4) of the Exchange Act by making untrue statements of material fact and omitting certain material facts related to the transactions described in the Schedule 14D-9 filed by KeyW, and the Wheby Action and Stein Action also allege violations of Section 20(a) of the Exchange Act.  As relief, each of the actions seek, among other things, an injunction against the Merger, rescissory damages should the Merger not be enjoined, and an award of attorneys’ and experts’ fees. The defendants believe that the allegations in the suit are without merit. If additional similar complaints are filed, absent new or different allegations that are material, Jacobs will not necessarily announce such additional filings.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 24, 2019	JACOBS ENGINEERING GROUP INC.

/s/ Kevin C. Berryman
Kevin C. Berryman
Chief Financial Officer

ATOM ACQUISITION SUB, INC.

/s/ Michael Bante
Michael Bante Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 13, 2019.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement as published in The New York Times on May 13, 2019.*
(a)(1)(G)
Investor Presentation, dated April 22, 2019 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on April 22, 2019).*

(a)(1)(H)
Employee Letter, dated April 21, 2019 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on April 22, 2019).*

(a)(1)(I)
Webcast Transcript, dated April 22, 2019 (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on April 22, 2019).*

(a)(1)(J)
Memorandum to the employees of Jacobs Engineering Group Inc. from Terry Hagen, Chief Operating Officer and President of Aerospace, Technology and Nuclear (ATN), dated May 1, 2019 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on May 2, 2019).*

(a)(1)(K)
Letter to the employees of The KeyW Holding Corporation from Steve Demetriou, Chair and Chief Executive Officer of Jacobs Engineering Group Inc., dated May 2, 2019 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on May 2, 2019).*

(a)(5)(A)
Press Release of Jacobs Engineering Group Inc., dated April 22, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on April 22, 2019).*

(a)(5)(B)	Press Release of Jacobs Engineering Group Inc., dated May 13, 2019.*
(a)(5)(C)	Notice of Merger issued by Atom Acquisition Sub, Inc., dated May 13, 2019.*
(b)(1)
Second Amended and Restated Credit Agreement, dated March 27, 2019, by and among Jacobs Engineering Group Inc., certain of its subsidiaries party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K on March 28, 2019).*

(d)(1)
Agreement and Plan of Merger, dated as of April 21, 2019, by and among The KeyW Holding Corporation, Jacobs Engineering Group Inc., and Atom Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on April 22, 2019).*

(d)(2)	Non-Disclosure Agreement, dated February 14, 2019, between The KeyW Holding Corporation and Jacobs Engineering Group Inc.*

     *   Previously filed.